February 6, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (248) 433-4598

Steve M. Cook
Vice President, General Counsel and Secretary
Pulte Homes Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304-2950

      Re: Pulte Homes Inc.
                Definitive 14A
                Filed April 4, 2007
                File No. 001-09804

Dear Mr. Cook:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

                        Sincerely,

                        Perry J. Hindin
                        Special Counsel